Code of Conduct

cosan


Mobil
rumo

Letter from the CEO of COSAN LIMITED

Dear all,

Our most valuable capital is composed of our people and our corporate ethics. We built a great group based on values and the commitment to the communities in which we conduct our operations.

Our Code of Conduct reflects Cosan's adherence to achieve its goals adopting the highest moral and ethical standard, based on three pillars: respect, transparency, and integrity.

To do the right thing, the right way is our slogan to ensure Cosan's sustainability.

Read and practice this Code as a valuable tool!

Sincerely,

Luis Henrique Guimarães
Chief Executive Officer of Cosan Limited

Summary

I. Introduction to the CODE OF CONDUCT

Cosan Limited and its subsidiaries conduct their business based on the best corporate governance practices, the highest moral and ethical values and in strict compliance with applicable Brazilian and foreign legislation.

The values described on this Code of Conduct shall guide the relationship of the Company with its employees, commercial partners, suppliers, customers, shareholders and the community as a whole.

It is everyone's responsibility to be aware of the policies and applicable procedures, to put into practice and use this Code as a constant guide to one's attitudes and decisions.

II. Who must follow the CODE OF CONDUCT?

Our Code of Conduct applies to all employees and third parties engaged with Cosan ("Our People"). **Our People means:**

"EMPLOYEES": everyone with a statutory or employment relationship with Cosan ("Employees"). Employees also means the Board of Directors, the Statutory Board, the Audit Committee, statutory or non-statutory committees, as well as anyone who may be temporarily assigned to perform work or services for Cosan and interns.

"THIRD PARTIES": refers to our clients, business partners, agents, attorneys in fact, subcontractors and direct or indirect suppliers of goods and services. ("Third Parties").

III. Our Values

Our Values define the Company and the way we do business. Our Values are:

AGILITY AND DISCIPLINE: how fast we make our decisions, in a safe and diligent manner, observing the Company's rules and procedures.

INNOVATION AND INCLUSION: new ideas and the relentless pursuit of creative solutions, privileging teamwork and valuing the diversity and experience of our people.

CAPACITY TO OVERCOME CHALLENGES AND EXCELLENCE: constantly overcome challenges, seeking a better performance each day in an ethical and sustainable manner.

PERSONAL DEVELOPMENT: training, instruction and acknowledging our people, focusing on their development so they can grow and excel.

INTEGRITY AND ETHICS: ensure the integrity of our corporate conduct and procedures, always in compliance with legal standards, contractual rules and corporate practices; and rejection of fraudulent practices, acts of corruption and illegal conduct.

DIVERSITY: respect and recognition in the value obtained from the sum of different aspects of our people, either in relation to their culture, origin, physical and mental abilities, ideas, ethnicities, religion, sexual orientation, economic class, gender, or academic background.

RESPECT: respect the individuality, dignity, privacy, fundamental rights and freedom of our people, so that we can have a work environment free of any type of discrimination, prejudice, violence and moral or sexual harassment.

HEALTH AND SAFETY: conduct our activities in compliance with the applicable employment and health and safety at work laws. We want to ensure everyone a healthy, safe and inspiring work environment.

SUSTAINABILITY: social and environmental accountability by protecting natural resources, seeking business continuity and creating added value for the community.

IV. General guidelines

1. Social media and external communication

We uphold the right of freedom of expression to everyone, as long as communicated in a responsible and ethical manner and within the law. We do not tolerate any abuse through social media, as well as political activism either in our facilities or through the use of company assets. The use of social media for private purposes is allowed, as long as it does not breach the current legislation (prejudice, discrimination, racism, defamation, among others) and it does not harm the company and third parties.
All company's communication shall be clear, true, timely and accurate. We should avoid overstatements, assumptions, suggestions or reaching conclusions that could be critical or harmful to any person or business. It is strictly prohibited for employees and third parties to give interviews or communicate information on behalf of the Company to authorities, the press or government bodies without prior approval from their immediate manager and the Company's Corporate Communication department.

2. Alcohol and Drugs

We are committed to a safe, healthy and productive work environment for all. In this regard, it is prohibited to carry out any activity under the influence of alcohol or illegal drugs, as these can have a serious impact on safety and health at work and we want to protect everyone from that. If you have a problem with drugs or alcohol abuse, we encourage you to seek support from our Human Resources who will help you to receive proper treatment.

3. Conflict of interests

A situation in which any conflict might arise between an employee personal interests and those of the company. In this case, we value transparency and the potential conflict of interest should be reported under the terms of the Conflict of Interests Policy. The person involved in the conflict should not participate in the resolution process.

4. Transactions with Related Parties

We carry out our operations with Related Parties with transparency, adopting the best market practices under the terms of the "Transactions with Related Parties Policy" and provisions in the Articles of Association of the Company. Related Parties means:

(i) direct or indirect controlling or co-controlling shareholders;

(ii) individual or legal entity who directly or indirectly participates in Cosan's controlling group;

(iii) members of the Board of Directors, Audit Committee, Statutory Committees, and Statutory Executive Board;

(iv) any immediate relatives of the people listed in item (ii) above;

(v) legal entities to which any of the individuals listed in item (ii) above is a partner, officer, executive, or is charged with a decision-making position.

5. Relationship with Third Parties

We value ethics, transparency, impartiality and professional behaviour in our relationship with third parties. We are completely against any action that could impact or impair our reputation and credibility. In this regard, there is no tolerance for bribery, backhanders or any other form of illicit payment, even when refusing such practices means losing a business opportunity. We follow the international anticorruption law, including the Foreign Corrupt Practices Act (FCPA), UK Bribery Act-2010, the Brazilian Anticorruption Law No.12.846/2013, and the Anti-Money Laundering Law No. 9613/1998, in compliance with our "Anticorruption and Anti- Money Laundering Policy".

6. Relationship with Government Authorities

Our relationship with government bodies, its agents or related third parties is based on transparency, ethics and moral. Any direct or indirect bribery offence is inadmissible in such relationship. Accordingly, we do not offer money or any other benefit, either directly or through third parties, to any government authority in order to exert influence on decisions, win or maintain business relationships or ensure any inadequate advantage, as set forth in our "Policy on Relationships with Government Authorities".

7. Political contributions

We do not make political donations and we comply with the current Brazilian legislation. However, our employees may individually engage in political activities and/or make political donations.

8. Offering or receiving gifts and hospitality

We allow the offer or receipt of gifts and hospitality, as long as they occur in a reasonable and transparent manner and follow the amounts and levels of approval defined by the "Policy for Offering or Receiving Gifts and Hospitality". It is prohibited to receive gifts, entertainment and hospitality that may be considered an exchange of favor. In addition, employees or third parties taking part in transactions involving government authorities must be aware of the applicable laws on offering or receiving gifts and hospitality.

9. Use and Protection of Assets

We allow the use of Company's equipment, vehicles, supplies and electronic resources (including hardware, software, cell phones, smartphones, e-mail, chat, including instant and voice messaging applications for smartphones) exclusively when conducting activities on behalf of the business and in accordance with the current guidelines and policies. The use of assets of the Company for personal purposes will be allowed upon special authorization. The assets of the Company are monitored and audited periodically, without prior authorization. It is strictly forbidden to use the Company's aforementioned electronic resources to disclose content that may, in any way, harm our values and current legislation.

10. Protection of Data, and Confidential Information

Our projects, ideas, trade and commercial secrets, copyrights, customers and suppliers data, sensitive and confidential data related to the business are among the most valuable assets of the Company. Accordingly, we undertake to keep them confidential and protect them from being lost, stolen or improperly used, as set forth in the "Policy for Information Security".

11.Accounting, Tax, and Financial Records

We follow the Brazilian and international standards of accounting, financial control, internal and tax reporting. Therefore, the Company's books, records, financial and tax records should accurately reflect the operations and events occurred, and comply with the required accounting principles, the Company's internal control systems and applicable national and international laws. In this regard, it is prohibited and illegal to engage in distortion or tampering, either directly or indirectly, of accounting, financial and tax data in order to conceal, disguise or alter the Company's financial position and results, such data shall be actual, complete and accurate.

V. What should I do if I become aware of any suspect of improper conduct?

The Ethics Channel is a relevant communication tool made available to our people to help with questions, report any concern concerning illegal or unethical corporate conducts, discrimination, questionable accounting practices, violation of internal controls, audit, legislation or this Code. In addition to the Ethics Channel, our people may contact any of the following communication channels:

- DIRECT MANAGER;
- INDIRECT MANAGER;
- HUMAN RESOURCES;
- INTERNAL CORPORATE AUDIT;
- CORPORATE LEGAL COMPLIANCE.

The Ethics Channel is managed by a third-party company, ICTS, which ensures that the identity and reports made by any person will remain under confidentiality and may be accessed through the link: canaldeetica.com.br/cosan/. ICTS classifies and forwards the reports to the Company for proper analysis.

We encourage our people to ask questions on compliance and to report any improper or suspicious conduct, even though it demands courage, this is the right thing to do.

VI. No Retaliation

We do not tolerate retaliation against anyone who in good faith, questions, shows a concern or reports any behavior that is inappropriate. Harassment and intimidation at work are strictly forbidden. However, we remind our people of the disciplinary and legal consequences of making false allegations.

VII. Disciplinary Procedures

We remind everyone that any violation of the current legislation, values of this Code, policies or other rules of the Company may lead to disciplinary action being taken, such as: verbal warning, written warning, suspension, dismissal, among others under the Disciplinary Measures Policy when applicable. Notwithstanding the application of disciplinary measures, illicit conduct properly evidenced and proven shall be reported to the competent authorities and subject to the applicable civil and criminal liability.

VIII. Management of the CODE OF CONDUCT

This Code is jointly managed by the Corporate Legal Compliance and the Corporate Internal Audit areas, submitted to hierarchical approval by the Audit Committee and Board of Directors.

Nevertheless, it is the duty of leaders at all levels to exemplify ethical behavior, ensuring that everyone under their management comply with and receive adequate training on this Code and other Cosan internal policies, which should be performed on a regular basis.

This Code was approved by the Company's Board of Directors and shall be updated in accordance with Cosan's risks and activities, to ensure constant improvement and effectiveness.

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